

Mail Stop 3628

December 8, 2015

Via E-mail
Paul Vanderslice
President
Citigroup Commercial Mortgage Securities Inc.
390 Greenwich Street
New York, New York 10013

Re: Citigroup Commercial Mortgage Securities Inc.
Amendment No. 1 to Registration Statement on Form SF-3
Filed November 30, 2015
File No. 333-207132

Dear Mr. Vanderslice:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2015 letter.

General

1.   We note in your supplemental response letter dated November 30, 2015 that you refer to the "draft registration statement" and first and second draft submissions. In future supplemental responses, please refrain from using the terms "draft" and "submission" as this is an official registration statement that you have filed with the Commission.

Important Notice Regarding the Offered Certificates, page 6

2.   We note your response to prior comment 6 and reissue. Please delete the disclaimers under this heading as we continue to believe that they are inconsistent with the anti-waiver provisions of the Securities Act of 1933.

Summary of Terms

The Certificates – Distributions – Subordination, Allocation of Losses and Certain Expenses, page 31

3.   We note that, in response to prior comment 4, you have revised to include bracketed disclosure to identify other credit enhancement if applicable. Please revise the form of prospectus, both here and elsewhere as appropriate, to describe fully the credit enhancement reasonably contemplated at the time of effectiveness, except for information that is not known or reasonably available. In the alternative, please confirm that you will add such credit enhancement by post-effective amendment pursuant to Securities Act Rule 430D(d)(2). Please confirm that such post-effective amendment would provide the required disclosure about the other forms of credit enhancement or other support in accordance with Item 1103(a)(3)(ix) and Item 1114 of Regulation AB.

Description of the Mortgage Pool

Delinquency Information, page 158

4.   We note your revisions in response to prior comment 9 and note that you have bracketed the entirety of your delinquency information disclosure. Please revise to remove the brackets around the delinquency methodology or tell us why the delinquency methodology is subject to change.

Transaction Parties

Servicers, page 207

5.   While we note your response to prior comment 11, we note that on page 209 a disclaimer related to the information provided by outside servicers and outside special servicers still remains. Please delete.

You may contact Hughes Bates at (202) 551-3731 or me at (202) 551-3262 if you have questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Janet A. Barbiere, Esq.
        Orrick, Herrington & Sutcliffe LLP

        William C. Cullen, Esq.
        Orrick, Herrington & Sutcliffe LLP